SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Subject Company)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

170032809
(CUSIP Number of Class of Securities)

James E. Thompson, Esq.
Executive Vice President, General Counsel and Secretary
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202
(980) 636-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

David J. Friedman, Esq.
Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Chiquita Brands International, Inc., a New Jersey corporation, with the Securities and Exchange Commission on November 4, 2014 (as amended from time to time, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

(a)           Item 3 of the Statement is amended and supplemented by amending and restating in its entirety the subsections “Arrangements with Offeror – Lonergan Agreement” and “Arrangements with Offeror – Change in Control Severance Agreements” with the information below:

Lonergan Agreement

Mr. Lonergan is party to an employment agreement with the Company. Pursuant to the employment agreement, if upon or following a change in control (which will occur upon the closing of the Offer), Mr. Lonergan’s employment is terminated for any reason other than cause or disability, or Mr. Lonergan terminates his employment for good reason (as defined in the employment agreement), he will receive a lump sum severance payment of $1,900,000 (equal to the sum of (a) his annual base salary and (b) his target bonus). In addition, upon a termination under such circumstances, Mr. Lonergan will be entitled to payments of (a) $1,151,474 in satisfaction of unvested restricted stock units; and (b) $2,520,000 in satisfaction of a performance stock unit award which was to be granted to him under the employment agreement. In addition, his welfare benefits shall be continued for a period of 12 months following the date of termination at a cost of $11,093. Mr. Lonergan will not be entitled to any gross-up with respect to golden parachute excise taxes that may be incurred in connection with payments under the agreement and these amounts do not take into effect any possible reduction in payments due to the effects of Section 280G of the Internal Revenue Code.

Change in Control Severance Agreements

The Company has entered into Change in Control Severance Agreements (the “CIC Agreements”) with each of the Company’s executive officers other than Mr. Lonergan. The CIC Agreements provide certain benefits in the event that the executive officer is involuntarily terminated without “cause” or resigns for “good reason” (as each is defined in the CIC Agreement) within two years following a change in control (which will occur upon the closing of the Offer).

Payments under the CIC Agreements are in lieu of any other severance payments to which the officer may otherwise be entitled. Under each CIC Agreement, the executive officer will be entitled to:

•	a lump sum severance payment equal to two times the sum of the executive officer’s annual salary and target annual incentive;
•	a pro rata target annual incentive for the year in which the termination occurs;
•	two years’ continuation of medical and other health and welfare benefits;
•	vesting of all 401(k) plan employer contributions;
•	vesting of all accrued basic and incremental matching employer contributions under the Company’s Capital Accumulation Plan; and
•	outplacement services in accordance with the Company’s policy.

Cash severance amount will be reduced to the extent necessary not to subject the total severance compensation to “golden parachute” excise taxes, but only if such reduction leaves the executive in a better after tax position.

Based on the executives’ compensation levels as of October 31, 2014, the amounts payable under the CIC Agreements upon a qualifying termination as of Decmber 31, 2014, based on the Offer price of $14.50 per Share, are as follows (without taking into account the vesting of equity awards described above or any possible reduction due to the effects of the golden parachute excise taxes described above):

Name	Cash Severance	Pro-rated Annual Bonus	Health and Welfare Benefits Continuation	Outplacement Service	Total
Rick P. Frier	$1,717,000	$353,500	$25,041	$18,500	$2,114,041
Brian W. Kocher	$1,820,000	$390,000	$42,376	$18,500	$2,270,876
Kevin R. Holland	$1,567,500	$308,750	$41,683	$18,500	$1,936,433
James E. Thompson	$1,536,000	$288,000	$42,246	$18,500	$1,884,746
Manuel Rodriguez	$1,071,000	$178,500	$26,174	$18,500	$1,294,174

Item 8. Additional Information

(a)           Item 8 of the Statement is amended and supplemented by amending and restating in its entirety the subsection “Golden Parachute Compensation” with the information below:

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Offer, assuming that the Offer was consummated on October 31, 2014, based on the Offer price of $14.50 per Share, and that the named executive officers experience a qualifying termination under the executive’s employment agreement (for Mr. Lonergan) or CIC Agreement (for the other named executive officers) on December 31, 2014. For more information relating to these arrangements and the material conditions and obligations applicable to the receipt of benefits under the arrangements, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements” (which is incorporated into this Item 8 by reference).

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)(5)	Other ($)	Total ($)
Edward F. Lonergan	1,900,000	13,492,697	0	11,093	0	0	15,403,790
Rick P. Frier	2,070,500	2,669,885	0	43,541	0	0	4,783,926
Brian W. Kocher	2,210,000	5,329,533	0	60,876	0	0	7,600,409
Kevin R. Holland	1,876,250	4,403,360	0	60,183	0	0	6,339,793
James E. Thompson	1,824,000	4,349,464	0	60,746	0	0	6,234,210

(1)	This amount includes severance and target bonus which would be payable under the Lonergan Employment Agreement and the CIC Agreements as currently in effect in the event of a qualifying termination of the executive’s employment following a change in control (i.e. “double trigger”).

(2)	This amount includes the value of unvested restricted stock units, unvested performance-vesting restricted stock units, unvested relocation awards and unvested stock price vesting restricted stock awards, the vesting of which will be accelerated upon the closing of the Offer (based on the Offer price of $14.50 per Share). Also includes for Mr. Lonergan, (i) $9,821,223, which represents the difference between the $14.50 per Share consideration being offered to shareholders in the Offer and the $7.68 per Share exercise price of vested stock options, multiplied by 1,440,062, the number of Shares subject to the stock options; and (2) $2,520,000, which is the value of the performance award which was to be granted to Mr. Lonergan under the terms of his employment agreement. But for the payment in respect of the stock options and the performance award to Mr. Lonergan described in the preceding sentence, all of these payments are paid in connection with the transaction (“single-trigger”) without requiring a termination of employment.

(3)	None of the executive officers will be entitled to additional pension or non-qualified deferred compensation benefits in connection with a qualifying termination.

(4)	Reflects the value of post-termination benefits to be received by the executive under the Lonergan Agreement and the CIC Agreements, as applicable, in the event of a qualifying termination of employment. Includes $18,500 in outplacement services for each executive officer named above except for Mr. Lonergan and health and welfare benefits in the following amounts: Mr. Lonergan, $11,093; Mr. Frier, $25,041; Mr. Kocher, $42,376; Mr. Holland, $41,683; and Mr. Thompson, $42,246.

(5)	None of the named executive officers is entitled to a tax reimbursement or gross-up in respect of the payments described in the table.

(b)          Item 8 of the Statement is amended and supplemented by amending and restating in its entirety the subsection “United States Antitrust Clearance” with the information below:

United States Antitrust Clearance

Under the Hart-Scott-Rodino Act, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. On November 17, 2014, the Company filed, and as agreed to by the Company, Offeror and Cavendish Global, on November 18, 2014, Mr. Joseph Safra and Mr. Jose Luis Cutrale filed, a Premerger Notification and Report Form with the FTC and DOJ relating to the proposed acquisition of the Company by Cavendish Global. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on December 3, 2014, unless terminated earlier by the DOJ or the FTC. Mr. Joseph Safra, Mr. Jose Luis Cutrale and the Company intend to make a request for early termination under the HSR Act. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material (a “Second Request”) relevant to the Offer. If a Second Request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after Cavendish Global’s substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or consent of the parties.

At any time before or after the consummation of the Offer, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the Offer and transactions proposed to be consummated in connection therewith and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

(c)           Item 8 of the Statement is amended and supplemented by amending and restating in its entirety the subsection “Litigation” with the information below:

Litigation

On October 7, 2014, a purported shareholder of the Company filed a putative class action in Federal Court in New Jersey challenging the Combination. The case is captioned City of Birmingham Firemen’s and Policemen’s Supplemental Pension System v. Chiquita Brands International Inc., et al., Case Number 14-6200-NLH-AMD (D.N.J.). On November 17, 2014, the plaintiff gave notice of voluntary dismissal, without prejudice, of its claims.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHIQUITA BRANDS INTERNATIONAL, INC.

By:	/s/ James E. Thompson
Name: James E. Thompson, Esq.
Title: Executive Vice President, General Counsel and Secretary

Dated: November 18, 2014